As filed with the Securities and Exchange Commission on October 9, 2001

                           Registration No. 333-53608
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED



                     --------------------------------------
                                 TRIMEDYNE, INC.
             (Exact name of registrant as specified in its charter)


            Nevada                                       36-3094439
(State or Other Jurisdiction                            (IRS Employer
 Incorporation or Organization)                          Identification No.)

           15091 Bake Pkwy.
           P.O. Box 57001
           Irvine, California                                92618
(Address of Principal Executive Offices)                  (Zip Code)

                   ------------------------------------------
                            MARVIN P. LOEB, CHAIRMAN
                           AND CHIEF EXECUTIVE OFFICER
                                 TRIMEDYNE, INC.
                                15091 Bake Pkwy.
                            Irvine, California 92618
                     (Name and Address of Agent for Service)

                                 (949) 559-5300
          (Telephone Number, Including Area Code, of Agent of Service)

                                   Copies to:
RICHARD F. HOROWITZ, ESQ.                   CHATSWORTH SECURITIES LLC
Heller, Horowitz & Feit, P.C.               95 East Putnam Avenue
292 Madison Avenue                          Greenwich, CT 06830
New York, New York  10017

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of the registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_X_|

         If the registrant elects to deliver its annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a)(1) of this Form, check the following box. [ X ]


                         Calculation of Registration Fee

                                               Proposed                Proposed
Title of                                       Maximum                 Maximum
Securities                 Amount              Offering                Aggregate               Amount of
to be                      to be               Price                   Offering                Registration
Registered                 Registered          Per Share (1)           Price (1)               Fee (2)

Series A Convertible
Preferred Stock               495,000
Common Stock                4,950,000

----------------------------------------------------------

Total Registration Fee    $________            $___________            $___________


(1)       Based upon the closing price on _______________, 2001.

(2)       Estimated solely for the purpose of calculating the registration  fee,
          based   upon   the   closing    price   of   the   Common   Stock   on
          ___________________, 2001.

(3) Includes 40,000 shares of Preferred Stock and the underlying 400,000 shares of Common Stock subject to exercise of the five year Warrants to purchase 40,000 shares of Preferred Stock sold to the Underwriter and 55,000 shares of Preferred Stock and the underlying 550,000 shares of Common Stock subject to exercise of three year Warrants to purchase 55,000 shares of Preferred Stock sold to others.

         The Registrant hereby amends the registration statement on such date or dates as may be necessary to delay the effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS
                              DATED October 8, 2001
                             (Subject to Completion)
                       -----------------------------------

                                 TRIMEDYNE, INC.

                       ----------------------------------

             400,000 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK

         This Prospectus covers the proposed offer and sale by Trimedyne, Inc. ("we", "us", "our" or the "Company") of up to 400,000 shares of its Series A Convertible Preferred Stock, $10.00 par value (the "Preferred Stock"), to the public on a "best efforts" basis from time to time over a period of six (6) months from the date of this Prospectus (unless we and the Underwriter agree to extend the offering), at prices related to the then market price of our Common Stock. This Prospectus also covers the possible sale of 40,000 shares of our Preferred Stock to the public if the Underwriter exercises the Warrants we sold to the Underwriter, as described below, and 55,000 shares of Preferred Stock to the public if certain consultants to the Company exercise the Warrants we sold to them. We will receive all of the net proceeds from the sale of the above securities.

         Each share of Preferred Stock is convertible into ten (10) shares of our Common Stock, $.01 per value (the "Common Stock"), at the option of the holder at any time after December 31, 2001. The Preferred Stock shall be entitled to ten (10) votes per share and to dividends and distributions, if any are declared, in an amount equal to the dividend or distribution paid, if any, on ten (10) shares of Common Stock. The Preferred Stock shall have prior rights to the assets in the event of our liquidation or dissolution to the extent of $10 per share of Preferred Stock, and the Preferred Stock may be called (redeemed) at our option at any time after December 31, 2001, at a price equal to $11 per share of Preferred Stock.

         We have agreed to pay the Underwriter a commission of 7% and a non-refundable expense allowance of one percent 1% of the sales of the Preferred Stock to the public, of which $5,000 has already been paid. We have also sold to the Underwriter at nominal cost 40,000 Warrants ("Warrants"), each exercisable over a period of four (4) years commencing one year after the Effective Date of this Prospectus to purchase shares of Preferred Stock in an amount equal to ten percent (10%) of the number of shares of Preferred Stock sold to the public in this offering. To the extent exercisable, each Warrant will be exercisable to purchase one share of our Preferred Stock at an exercise price equal to one hundred twenty percent (120%) of the average monthly sales prices of the Preferred Stock to the public during the offering. We and the Underwriter have also agreed to indemnify each other in certain circumstances. We estimate the other costs of this offering to us will be approximately $75,000. (See "PLAN OF DISTRIBUTION.")

         We have applied for listing of our Preferred Stock on the NASDAQ National Market System under the symbol "TMDP." Our Common Stock is traded on the NASDAQ National Market System under the Symbol "TMED". The closing price of our Common Stock on ____________________ 2001 was $_______ per share.

         The Securities offered hereby involve a high degree of risk. Please read the "Risk Factors" beginning on Page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            CHATSWORTH SECURITIES LLC
                              95 East Putnam Avenue
                               Greenwich, CT 06830

             THE DATE OF THIS PROSPECTUS IS _______________________

         We will furnish to each person to whom this Prospectus is delivered, upon written request, a copy of any of the documents referred to in this prospectus. Requests should be addressed to: Mr. Jeffrey Rudner, Trimedyne, Inc., 15091 Bake Pkwy., Irvine, California 92618. Mr. Rudner's telephone number is (949)559-5300, Extension 285.

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRESENTATION NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN RESPECT OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR BUSINESS SINCE THE DATE OF THIS PROSPECTUS.

           THE DATE OF THIS PROSPECTUS IS ______________________, 2001

                              AVAILABLE INFORMATION

         We have filed with the headquarters office of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-2 under the Securities Act of 1933 with respect to these securities. This Prospectus filed as part of such Registration
Statement does not contain all the information set forth in, or annexed as exhibits to, the Registration Statement. For further information about these securities and the Company, reference is made to the Registration Statement and the exhibits thereto. The Registration Statement and exhibits may be inspected at the Headquarters Office of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the Commission's regional offices at the following addresses: 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. at prescribed rates. The Commission also maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants such as the Company, that file electronically with the Commission. This material can be found at http://www.sec.gov.

                                TABLE OF CONTENTS
                                                                        Page No.

Prospectus Summary.............................................................3
The Company....................................................................4
Risk Factors...................................................................5
Use of Proceeds................................................................8
Plan of Distribution...........................................................8
Business of the Company........................................................8
Description of Securities.....................................................10
Registration of Additional Shares.............................................10
Incorporation of Certain Documents by Reference...............................11
Commission's Policy on Indemnification for Securities Act Liabilities.........11
Legal Opinions................................................................11

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by more detailed information and the financial statements appearing elsewhere in this Prospectus and in the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000.

The Company         Trimedyne,  Inc.  (the  "Company",  "we",  "our" or "us") is
                    engaged in the development,  manufacturing  and marketing of
                    Holmium "cold" pulsed Lasers,  Nd:YAG  "thermal"  continuous
                    wave  Lasers  and   proprietary,   disposable  and  reusable
                    fiber-optic laser delivery devices for use in orthopedics, urology, ear, nose and throat ("ENT") surgery, gynecology, gastrointestinal surgery, general surgery and other medical applications. Our 100% owned subsidiary Mobile Surgical
                    Technologies, Inc. ("MST"), is engaged in the renting of lasers, along with the services of a trained operator, on a "fee per case" basis to hospitals, surgery centers and physicians in the Southwestern United States.

The Offering        We are offering up to 400,000 shares of our Preferred  Stock to the public.

Conversion Terms    Each share of  Preferred  Stock is  convertible  at any time after December 31, 2001,  into ten (10) shares of our Common
                    Stock. (See "DESCRIPTION OF SECURITIES.")

Offering Price      The offering  price of the Preferred  Stock will be based on the market price of our Common Stock at the time of sale.

Number Of shares of
Common Stock
Outstanding On
September 30, 2001  13,589,369 shares

Number Of shares of
Common Stock To Be
Outstanding
Following This
Offering*           17,815,510 shares*

Use of Proceeds     The cash  proceeds  we  receive  from this  offering,  after underwriting discounts, commissions and expenses of the offering, will be used for operations and for general corporate purposes.

Proposed Nasdaq
Symbol              TMDP


-------------------
* Assuming all the Preferred Stock being offered is sold and converted into Common Stock.

                                   THE COMPANY

         Trimedyne, Inc. (the "Company", "we", "our" or "us") is engaged in the development, manufacturing and marketing of Holmium "cold" pulsed lasers, Nd:YAG "thermal" continuous wave lasers and proprietary, disposable and reusable fiber-optic laser delivery devices which have been cleared for sale by the U.S. Food and Drug Administration ("FDA") for use in orthopedics, urology, ear, nose and throat ("ENT") surgery, gynecology, gastrointestinal surgery, general surgery and other medical applications.

         Our 100% owned subsidiary, Mobile Surgical Technologies, Inc. ("MST"), is engaged in the rental of lasers, along with the services of a trained operator, on a "fee per case" basis to hospitals, surgery centers, group practices and individual physicians in Texas, Oklahoma and Louisiana. We recently entered into a letter of intent to acquire Surgical Alliance, Inc., which is engaged in a similar "fee per case" laser rental business in Alabama, Georgia and Tennessee. We have also entered into Revenue Sharing Agreements with other "fee per case" laser rental companies, under which we provide our lasers to them and share in the rental revenues.

         In addition to the use of our Holmium lasers in orthopedics for discectomy and arthroscopy, and in urology for fragmenting urinary and biliary stones, in November 2000, we received clearance from the FDA to market our Holmium laser and fiber-optic devices in minimally invasive, endoscopic laser foraminoplasty ("ELF") procedures, which orthopedic surgeons can employ to treat herniated and ruptured lumbar (lower back) spinal discs on an outpatient basis. Our Holmium laser and fiber-optic devices are presently the only laser products cleared for sale by the FDA for use in such foraminoplasty procedures.

         Approximately 540,000 surgical laminectomy or discectomy procedures are performed each in the United States to treat herniated or ruptured discs at a cost of about $30,000 each or $16.2 billion annually. Our outpatient laser discectomy and ELF procedures to treat herniated or ruptured discs procedure cost less than one-half the cost of the surgical procedure, which requires general anesthesia and entails a lengthy hospital stay, significant post-operative pain and a recovery period of several months.

         Our Holmium laser and fiber-optic devices are also presently being used in a new, experimental, endoscopic Minimally Invasive Spinal Stabilization procedure to treat degenerated lumbar discs on an outpatient basis. Traditional surgical procedures to treat degenerated discs require general anesthesia, a lengthy hospital stay, significant post-operative pain, an extensive recovery period and a cost estimated at two to three times the expected cost of the outpatient spinal stabilization procedure, if and when the procedure is approved for sale by the FDA. Approximately 400,000 surgical fusion procedures are performed each year in the United States to treat degenerated discs and diseased spinal joints at a cost of about $60,000 each or $24 billion.

         We have also designed and obtained U.S. patents or filed patent applications covering several new fiber-optic devices for use in other minimally invasive surgical applications. These include disposable devices to treat, on a minimally invasive, outpatient basis, such widespread conditions as menorrhagia (excessive uterine bleeding in women), benign prostatic hyperplasia (enlarged prostates in men), gastro-esophogeal reflux disease (severe heartburn), female stress urinary incontinence, ear infections in children, and other conditions.

         Our factory and corporate office is located at 15091 Bake Pkwy, Irvine California, 92618, at which its telephone number is (949)559-5300.

         We have applied for the listing of our Preferred Stock on the NASDAQ National Market System under the symbol "TMDP." Our Common Stock is traded on Nasdaq National Market System under the symbol "TMED". The closing price of our Common Stock on ________________, 2001 was $_______ per share.

                                  RISK FACTORS

         An investment in the Preferred Stock offered by this Prospectus involves a high degree of risk. You should carefully consider the risks and uncertainties described below, which may not be the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of our common stock could decline and you may lose all or part of your investment.

We have incurred substantial losses and anticipate continuing losses

         We had a loss of $1,033,000 from operations and a net loss of $1,731,000 in the quarter ended June 30, 2001, and a net loss of $4,700,000 in the fiscal year ended September 30, 2000. Though we had net income of $2,750,000 in fiscal 1999, our income in 1999 was derived from our having received $6.5 million in settlement of our lawsuit against C.R. Bard, Inc. ("Bard") in December 1998. Excluding the settlement from Bard, we would have had a net loss of $3,750,000 in fiscal 1999. We sustained a net loss of $2,538,000 in fiscal 1998. At September 30, 2000 we had an accumulated deficit of $36,441,000. We anticipate continuing to incur losses until we generate sufficient revenues to offset the costs associated with manufacturing and marketing our current products, overhead, and the development of new products. There can be no assurance that we will ever operate profitably. You should be aware of the risks, problems, delays, expenses, and difficulties encountered by companies developing new medical technologies, especially in view of the significant competition that we have and will continue to encounter.

We need the proceeds of this offering

         On June 30, 2001, we had only $146,000 of cash and marketable securities and working capital of $4,016,000. However, on that date, we had accounts payable and accrued expenses of $2,780,000. If we are unable to collect a significant portion of our $1.2 million of accounts receivable (after allowances for bad debts) at June 30, 2001, sell much of our approximately $2 million of goods in inventory or raise at least $2 million in this offering to reduce our accounts payable and fund our ongoing operations, we may be unable to continue to operate as a going concern.

We may need substantial additional financing

         The development, testing, approval, and marketing of medical devices require a substantial amount of funds. We believe our existing working capital and the proceeds of this offering, if all of the Preferred Stock we are offering is sold, will be sufficient to meet our operating needs and the operating needs of our 100% owned laser rental subsidiary at least for the next twelve months.

         However, we may need to obtain additional financing to support our operations, continue the development of our new products and expand MST's "fee per case" rental service. Sources of such financing may include the sale of additional equity securities or the sale or licensing of patent rights. The issuance of additional shares of Preferred Stock or Common Stock would dilute your holdings. Any inability to obtain additional financing, if needed, will have a material adverse effect on us, such as requiring us to reduce or curtail our operations.

There is no assurance that any or all of the shares will be sold

         The Underwriter is offering our Preferred Stock to the public on a "best efforts" basis, and is not committed to purchase any of the shares. If substantially less than all of the shares of our Preferred Stock are sold, the proceeds may be insufficient to cover our capital needs (See "Plan of Distribution").

We may not be able to adjust to rapid technological changes

         We are engaged in an intensely competitive industry. In recent years, the medical laser industry has been characterized by rapid technological change. There is no assurance that our present products may not face technological obsolescence, or that we will be able to develop, acquire licenses for, or obtain regulatory approvals to market new products and keep pace with technological advances by our competitors.

We may acquire other entities

         We recently entered into a letter of intent to acquire Surgical Alliance, Inc., which rents lasers, along with a trained operator, on a "fee per case" basis to hospitals, surgery centers, group practices and individual physicians in Alabama, Georgia and Tennessee. We may engage in acquisitions of other companies and businesses and may use our cash reserves or our Preferred Stock or Common Stock to pay for these companies. If we use our Preferred or Common Stock for acquisitions, this may result in a dilution of the percentage of the equity you own. In addition, acquisitions may involve speculative and risky undertakings. Under Nevada law, acquisitions do not require shareholder approval, except when accomplished by merger or consolidation.

There are stock options and warrants that may dilute your ownership

         We have reserved a total of 2,600,000 shares of Common Stock for granting of stock options under our Incentive and Non-Qualified option plans to our officers, directors, employees and consultants. Also, Warrants to purchase 95,000 shares of our Preferred Stock at exercise prices between $5.00 and $25.00 per share are presently outstanding and exercisable. If options to purchase all of these shares were granted and all of these options and Warrants were exercised, and if all of the Preferred Stock is converted into Common Stock, such Common Stock would represent approximately 28% of our presently outstanding Common Stock. We may also grant options in the future at prices below the then market price of our Common Stock, although we presently have no intention to do so.

Our stock price is volatile

         The market prices for securities of medical device companies, including our Common Stock, have been volatile. It is likely that the price of our Common Stock will fluctuate in the future. Many factors can impact the market price of our securities, such as announcements of technological innovations or new commercial products, FDA clearances or approvals, distribution agreements, the results of pre-clinical testing and clinical trials, the issuance or acquisition of patents or proprietary rights, changes in sales or earnings, recommendations by securities analysts, and market conditions in general. The market price of our securities could also be adversely affected by future exercises of outstanding warrants and options.

We do not anticipate paying any dividends

         We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future. This may depress the price of our securities, as a non-dividend paying stock may not appeal to certain investors.

We may issue other Preferred Stock that could effect the rights of holders of our Preferred Stock

         We are authorized to issue 1,000,000 shares of Preferred Stock. Our Board of Directors has broad powers to fix the rights and terms of any Preferred Stock without requiring shareholder approval. The issuance of any of our authorized but unissued Preferred Stock could have an adverse effect on the rights of the holders of the Preferred Stock sold in this offering and our Common Stock.

We are subject to extensive government regulation

         Our business is subject to extensive regulation by the FDA and comparable regulatory authorities of foreign countries. Compliance with regulatory requirements and obtaining approvals to test or market new medical devices is expensive and time consuming. We cannot be assured that we will be able to meet all regulatory requirements of the FDA and other governmental authorities or obtain and maintain approvals to test and market our present or new products. Failing to meet necessary government requirements will have a negative impact on our ability to sell our products.

We carry limited liability insurance

         We carry an aggregate of $6,000,000 of general liability insurance. There is no assurance that we can maintain such insurance in force at an acceptable cost or that the amount of such insurance will be sufficient to protect our assets in the event of claims by users of our products or other parties. If court awards exceeding the amount of such insurance were made, our assets could be depleted.

We are dependent upon maintaining valid patents and licenses

         There is no assurance our patents will be upheld if challenged in courts or that we will be able to obtain additional valid patents. We also cannot assure that our products do not infringe patents owned by others, licenses to which may not be available to us. Our inability to maintain our patents, avoid infringement of patents by others or, in such event, to obtain licenses thereto could have an adverse impact on our financial condition, results of operations or our ability to successfully remain in business.

                                 USE OF PROCEEDS

         The cash proceeds that we will receive from this offering, after underwriting discounts and commissions and expenses of the offering, will be applied to our general operating account and used for reducing our accounts payable operations, increasing our marketing and sales efforts, expanding MST's "fee per case" rental service, and ongoing new product development.

                              PLAN OF DISTRIBUTION

         The Underwriter is not committed to purchase any of the shares of Preferred Stock we are offering. As a result, there is no assurance that any or all of the shares will be sold. The 400,000 shares of Preferred Stock will be offered on a "best efforts" basis by Chatsworth Capital, Inc. (the "Underwriter") from time to time over a period of six (6) months from the date of this Prospectus (unless we and the Underwriter mutually agree to extend the offering), at such times and in such amounts as we and the Underwriter may mutually determine, at prices related to the market price of our Common Stock at the time of sale, with a seven percent (7%) commission to the Underwriter. However, no commission will be paid to the Underwriter on sales of our Preferred Stock to officers, directors or employees of the Company and their affiliates.

         We have sold the Underwriter, for a nominal consideration, 40,000 Warrants exercisable to purchase shares of our Preferred Stock in an amount equal to ten percent (10%) of the number of shares of Preferred Stock sold to the public, except for sales to our officers, directors or employees or their affiliates or to certain other parties we refer to the Underwriter. To the extent exercisable, each Warrant will be exercisable over a period of four (4) years, commencing one (1) year from the date of this Prospectus, to purchase one
(1) share of our Preferred Stock at a price equal to 120% of the average monthly sales prices of our Preferred Stock during this offering. In addition, we have agreed to pay the Underwriter a non-refundable expense allowance of one percent (1%) of the sales of our Preferred Stock to the public, of which $5,000 has been paid.

                             BUSINESS OF THE COMPANY

General

         Our business is briefly described above under "THE COMPANY."

         This Prospectus is accompanied by our Annual report on Form 10-KSB for the fiscal year ended September 30, 2000, which document fully sets forth our business and financial and other information concerning us as of that date, and Forms 10-QSB for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001.

Subsequent Events

         We experienced the following material changes to our operations subsequent to the end of our fiscal year, which are described in more detail in our Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000:

         (a) On November 27, 2000, we announced clearance from the FDA to market our Holmium laser and associated fiber-optic delivery devices for use in minimally invasive, endoscopic laser foraminoplasty ("ELF") procedures, which orthopedic surgeons may use to treat lower back and leg pain due to a herniated or ruptured lumbar spinal disc on an outpatient basis. Surgery to treat herniated or ruptured discs entails general anesthesia, a substantial hospital stay, significant post-operative pain, a lengthy recovery period and substantially greater cost.

         (b) On November 28, 2000, we announced we are commencing to market a new line of reusable laser arthroscopy devices which reduce the hospital's cost per case to an amount significantly lower than most competitive devices.

         (c) On November  30,  2000,  we  announced  the  acquisition  of Mobile
Surgical Technologies, Inc. ("MST"), a Dallas, Texas-based "fee per case" service provider of lasers and trained operators to hospitals and outpatient surgery centers in Texas, Oklahoma and Louisiana, in exchange for 500,000 shares of our Common Stock.

         (d) On December 4, 2000, we announced the election of William J. Schubert, founder and President of MST, as our Vice Chairman and Chief Executive Officer.

         (e) On May 15, 2001, we announced that we entered into a Letter of Intent to merge with Emergent Group Inc.

         (f) On June 26, 2001, we announced that the Letter of Intent to merge with Emergent had been terminated due to our inability to reach satisfactory terms.

         (g) On July 18, 2001, we announced that Mr. Schubert and our President and Chief Financial Officer, Shane H. Traveller, resigned their positions with the Company. Our Founder and Chairman, Marvin P. Loeb, resumed the duties of President and Chief Executive Officer.

         (h) On July 30, 2001, we announced that we had entered into a letter of intent to acquire Surgical Alliance, Inc., a Birmingham, Alabama-based "fee per case" service provider of lasers and trained operators to hospitals and outpatient surgery centers in Alabama, Georgia and Tennessee.

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.01, and 1,000,000 shares of Preferred Stock.

Preferred Stock

         Each share of our Series A Convertible Preferred Stock ($10 par value) is convertible into ten (10) shares of our Common Stock, $.01 per value (the "Common Stock") at the option of the holder at any time after December 31, 2001. The Preferred Stock shall have prior rights to our assets in the event of our liquidation or dissolution to the extent of $10 per share of Preferred Stock, and the Preferred Stock may be called (redeemed) at our option at any time after December 31, 2001, at a price of $11 per share of Preferred Stock. The Preferred Stock is not entitled to any pre-emptive rights or anti-dilution protection and there is no sinking fund to retire any of the Preferred Stock. Each share of Preferred Stock shall be entitled to ten (10) votes per share, but there is no provision for cumulative voting of the Preferred Stock. Holders of the Preferred Stock shall be entitled to ten (10) times the dividends declared, if any, on the Common Stock.

Common Stock

         The shares of our Common Stock presently outstanding, and any shares of our Common Stock issues upon conversion of the Preferred Stock sold in this offering, will be fully paid and non-assessable. Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all actions to be taken by stockholders. In the event we liquidate, dissolve or wind-up our operations, the holders of the Common Stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of the Preferred Stock and any other shares of Preferred Stock that may then be outstanding. The Common Stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors.

         Holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any Preferred Stock that may then be outstanding.

         Our Articles of Incorporation provide for a staggered Board of Directors, pursuant to which the Board is divided into three classes (as nearly equal in number as possible) with the term of one class expiring each year. The Articles also provide that the staggered Board provisions cannot be amended, altered or repealed except by the vote of not less than two-thirds of our issued and outstanding Common Stock and Preferred Stock which may then be entitled to vote.

Registration of Additional Shares

         Included in the Registration Statement of which this Prospectus is a part are the 40,000 shares of Preferred Stock subject to exercise of the 40,000 Warrants to purchase 40,000 shares of Preferred Stock we have sold to the Underwriter and the underlying 400,000 shares of Common Stock. Also included in the Registration Statement are 55,000 shares of Preferred Stock subject to exercise of the 55,000 Warrants to purchase 55,000 shares of Preferred Stock we have sold to certain of our consultants and the underlying 550,000 shares of Common Stock.

Transfer Agent

         The transfer agent and registrar for our Preferred Stock and Common Stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The  following   documents   filed  by  us  with  the   Commission  are
incorporated herein by reference:

         (a) Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000, filed pursuant to Section 13 of the Exchange Act.

         (b)  The   description  of  the  common  stock  contained  in  the  our
Registration Statement on Form 8-A filed July 16, 1982 pursuant to Section 12 of the Exchange Act.

         (c) Form 10-QSB for the quarters ended December 31, 2001, March 31, 2001 and June 30, 2001.

         All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto, which indicates that all securities offered have been sold or deregisters all securities then remaining unsold, which shall be deemed to be a part hereof from the date of the filing of each such report or document.

         We will furnish to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to by reference. Requests should be addressed to: Jeffrey Rudner, Comptroller, Trimedyne, Inc., 19501 Bake Pkwy., Irvine, California 92618. Mr. Rudner's telephone number is (949) 559-5300, Extension 285.

         The public may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room located at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-(800)-SEC-0330. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the Commission.

                   COMMISSION'S POLICY ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Article 12 of our Certificate of Incorporation contains provisions relating to the indemnification of our directors and officers to the fullest extent permitted by Nevada law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit, or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being our director or a director of our subsidiary, if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions.

         We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not otherwise indemnify such person.

         Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 LEGAL OPINIONS

         Legal matters in connection with the securities being offered hereby have been passed upon for us by Heller, Horowitz & Feit, P.C. 292 Madison Avenue, New York, New York 10017. Heller, Horowitz & Feit, P.C. is our general securities and corporate counsel and represented us in our initial public offering and in numerous matters since then. Mr. Richard F. Horowitz, a member of that firm, is also a member of our Board of Directors.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement.

Securities and Exchange Commission Fee...................  $626.39
Accountants' Fees and Expenses...........................    5,000
Legal Fees and Expenses..................................   10,000
Blue Sky Fees and Expenses...............................    2,000
Printing and Mailing Costs...............................   20,000
Miscellaneous............................................37,373.61
                                                         ---------
                           TOTAL                         $  75,000

Item 15. Indemnification of Directors and Officers.
         ------------------------------------------

         Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any of our directors or officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being one of our directors or officers, if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions. Article 12 of our Certificate of Incorporation contains provisions relating to the indemnification of our directors and officers to the fullest extent permitted by Nevada law.

         We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Item 16. Exhibits
         ---------

         The following exhibits are filed with this Registration Statement:

         1 Form of "Best Efforts" Underwriting Agreement

         5 Opinion of Counsel

         23(a) Consent of Independent Auditors

Item 17. Undertakings.
         ------------

         The undersigned Registrant hereby undertakes;

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Registration Statement on Form S-2 and has duly caused this Amendment to the Registration Statement dated January 12, 2001, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 8th day of October, 2001.

                                            TRIMEDYNE, INC.



                                         By:/s/
                                            Marvin P. Loeb
                                            Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

      Signature                           Title                  Date
____________________________       _____________________    ____________________



/s/                                Chairman, Chief          October 8, 2001
Marvin P. Loeb                     Executive Officer
                                   and Director


/s/                                Comptroller              October 8, 2001
Jeffrey S. Rudner



/s/                                Director                 October 8, 2001
Donald Baker



/s/                                Secretary and Director   October 8, 2001
Richard F. Horowitz

                                                             Exhibit 1

                                 400,000 Shares

                                 TRIMEDYNE, INC.
                      Series A Convertible Preferred Stock

                             UNDERWRITING AGREEMENT
                                                                __________, 2001

Chatsworth Securities LLC
95 East Putnam Avenue
Greenwich, CT 06830

Attn: Joel Matcovsky


Dear Sirs:

                  The undersigned, Trimedyne, Inc. a Nevada corporation (the "Company"), hereby confirms its agreement with you (the "Underwriter"), as follows:

1.   The Offering.
     ------------

          (a) The Underwriter agrees to sell up to 400,000 shares of the Company's Series A Convertible Preferred Stock, $10.00 par value per share ("Preferred Stock") to the public as agent for the Company on a "best efforts" only basis during the offering period commencing as of the effective date ("Effective Date") of the Company's Registration Statement on Form S-2, filed with the Securities and Exchange Commission (the
     "Commission") on January 12, 2001 and amended on October ___, 2001 (Commission File No. 333-46054) (the "Registration Statement"), and terminating on the first to occur of (i) the sale of the 400,000 shares of Preferred Stock or (ii) six (6) months from the Effective Date, unless such period is extended by mutual agreement between us (the "Offering Period"), plus an additional three business days to permit funds collected during the Offering Period to clear (the "Offering").

          (b) The public offering price of the Preferred Stock shall be mutually determined by us from time to time, based upon the then market price of the Preferred Stock on the NASDAQ market. You may from time to time after the aforesaid mutual determination of the public offering price increase, but not decrease the public offering price, without the consent of the Company, by reason of changes in general market conditions or otherwise.

          (c) The number of shares of Preferred Stock which you shall offer to the public from time to time during the Offering Period shall be mutually determined by us from time to time after the Effective Date.

          (d) The Company shall pay you as Underwriter a sales commission of seven percent (7%) and a non-accountable expense allowance of one percent (1%) of all sales of Preferred Stock sold by you during the Offering Period, of which $5,000 will be paid concurrent with the execution hereof, except on sales of Preferred Stock to officers, directors or employees of the Company and their affiliates.

          (e) The Company hereby agrees to sell to you, and you hereby agree to purchase 40,000 five year warrants ("Warrants") at a price of $0.01 per Warrant, for a total purchase price of $400. The Warrants shall be exercisable in an amount equal to ten percent (10%) of the number of shares of Preferred Stock sold by you hereunder to the public during the Offering Period, except for shares of Preferred Stock sold to officers, directors or employees of the Company and their affiliates and certain other parties referred to you by the Company. The Warrants will each be exercisable for a period of four (4) years commencing one (1) year following the Effective Date to purchase one (1) share of Preferred Stock at a price equal to one hundred twenty percent (120%) of the average monthly public offering prices of the Preferred Stock sold by you during the Offering Period.

2.   Representations and Warranties of the Company.
     ---------------------------------------------

          The  Company  represents  and   warrants  to,   and  agrees  with  the
     Underwriter that:

               (i) The Company will deliver to you any amendment(s) to the Registration Statement filed with the Commission (collectively referred to herein as the "Registration Statement"). The prospectus, in the form filed with the Commission pursuant to Rule 424(b) of the General Rules and Regulations (the "Regulations") of the Commission under the Securities Act of 1933, as amended (the "Act") is herein referred to as the "Prospectus."

               (ii) When the Registration Statement becomes effective, and at all times subsequent thereto and including the Closing Date (as defined in Section 1(d) and during such longer period as the Prospectus may be required to be delivered in connection with sales by the Underwriter or a dealer, and during such longer period until any post-effective amendment thereto shall become effective, the Registration Statement (and any post-effective amendment thereto) and the Prospectus (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement to the Registration Statement or the Prospectus) will contain all statements which are required to be stated therein in accordance with the Act and the Regulations, will comply with the Act and the Regulations, and will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and no event will have occurred which should have been set forth in an amendment or supplement to the Registration Statement or the Prospectus which has not been set forth in such an amendment or supplement; except that no representation or warranty is made in this Section 2(a)(ii) with respect to statements or omissions made in reliance upon and in conformity with written information furnished to the Company with respect to the Underwriter by or on behalf of the Underwriter expressly for inclusion in any Preliminary Prospectus, the Registration Statement, or the Prospectus, or any amendment or supplement thereto.

               (iii) Neither the Commission nor the "blue sky" or securities authority of any jurisdiction have issued an order ("Stop Order") suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus, the Prospectus, the Registration Statement refusing to permit the effectiveness of the Registration Statement, or suspending the registration or qualification of the Preferred Stock, nor has any of such authorities instituted or threatened to institute any proceedings with respect to a Stop Order.

               (iv) The only subsidiaries (as defined in the Regulations) of the Company are Mobile Surgical Technologies, Inc. and Cardiodyne, Inc., (the "Subsidiaries"). The Company and the Subsidiaries are corporations duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of incorporation. The Company and the Subsidiaries are each duly qualified to do business and are in good standing in every jurisdiction in which their ownership, leasing, licensing, or use of property and assets or the conduct of their business makes such qualification necessary.

               (v) The  authorized  capital  stock of the  Company  consists  of
          1,000,000 shares of Preferred Stock, none of which have been issued or are outstanding, and 30,000,000 shares of Common Stock, of which 12,815,510 shares were outstanding on September 30, 2001. Each outstanding share of Common Stock and to the knowledge of the Company each outstanding share of capital stock of the Subsidiaries is validly authorized, validly issued, fully paid, and nonassessable, has not been issued and is not owned or held in violation of any preemptive rights of stockholders, and to the knowledge of the Company in the case of the Subsidiary are owned of record and beneficially by the Company or the other shareholders as scheduled in the Prospectus free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders' agreements, and voting trusts, except as otherwise disclosed in the Prospectus. There are currently no outstanding options, warrants, or other rights calling for the issuance of, any shares of capital stock of the Company or to the knowledge of the Company of the Subsidiary or any security or other instrument which by their terms are convertible into, exercisable for, or exchangeable for capital stock of the Company, except as may be described in the Prospectus.

               (vi) The consolidated financial statements of the Company as of and for the period ended September, 2000 included in the Registration Statement and the Prospectus fairly present with respect to the Company and the Subsidiaries the consolidated financial position, the consolidated results of operations, and the other information purported to be shown therein at the respective dates and for the respective periods to which they apply. Such financial statements have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved, are correct and complete, and are in accordance with the books and records of the Company and the Subsidiaries. The accountants whose report on the audited financial statements is filed with the Commission as a part of the Registration Statement are, and during the periods covered by their report(s) included in the Registration Statement and the Prospectus were independent certified public accountants with respect to the Company and the Subsidiaries within the meaning of the Act and the Regulations. Except for the consolidated financial statements of the Company, no other financial statements are required by Form S-2 or otherwise to be included in the Registration Statement or the Prospectus.

               (vii) There is no litigation, arbitration or other governmental proceeding (formal or informal), or investigation pending, threatened in writing, with respect to the Company, the Subsidiaries, or any of their respective operations, businesses, properties, or assets, except as described in the Prospectus. Neither the Company nor the Subsidiaries are in violation of, or in default with respect to, any law, rule, regulation, order, judgment, or decree except as described in the Prospectus, nor are the Company or the Subsidiaries required to take any action in order to avoid any such violation or default.

               (viii) Neither the Company nor the Subsidiaries have received any notice that the Company, the Subsidiaries or any other party is in violation or breach of, or in default with respect to, complying with any material provision of any contract, agreement, instrument, lease, license, arrangement, or understanding which is material to the Company and the Subsidiaries taken as a whole, and each such contract, agreement, instrument, lease, license, arrangement, and understanding is in full force and is the legal, valid, and binding obligation of the parties thereto and is enforceable as to them in accordance with its terms. Neither the Company nor the Subsidiaries are in violation or breach of, or in default with respect to, any material term of its certificate of incorporation (or other charter document) or by-laws.

               (ix) Except as set forth in the Prospectus, all patents, patent applications, trademarks, trademark applications, trade names, service marks, copyrights, franchises, and other intangible properties and assets (all of the foregoing herein referred to as "Intangibles") that the Company or the Subsidiaries owns or has pending, or under which it is licensed, are in good standing and to the knowledge of the Company uncontested. Neither the Company nor the Subsidiaries are aware that they have infringed, are infringing, or have received notice of infringement with respect to asserted Intangibles of others. To the knowledge of the Company or the Subsidiaries there is no infringement by others of Intangibles of the Company or of the Subsidiaries.

               (x) The Company has all requisite power and authority to execute, deliver, and perform this underwriting agreement (the "Agreement"). All necessary corporate proceedings of the Company have been duly taken to authorize the execution, delivery, and performance of this Agreement by the Company. This Agreement has been duly authorized, executed, and delivered by the Company, is the legal, valid, and binding obligation of the Company, and is enforceable as to the Company in accordance with its terms. No consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any federal, state, local, or other governmental authority or any court or other tribunal is required by the Company for the execution, delivery, or performance of this Agreement by the Company (except filings under the Act which have been or will be made before the Closing Date and such consents consisting only of consents under "blue sky" or securities laws which have been obtained at or prior to the date of this Agreement). Except where the failure would not have a material adverse effect on the Company taken as a whole: (a) no consent of any party to any contract, agreement, instrument, lease, license, arrangement to which the Company is a party, or to which any of its properties or assets are subject, is required for the execution, delivery, or performance of this Agreement and (b) the execution, delivery, and performance of this Agreement will not violate, result in a breach of, conflict with any material provision of or (with or without the giving of notice or the passage of time or both), entitle any party to terminate or call a default under any contract, agreement, instrument, lease, license, arrangement, or understanding, or violate or result in a breach of any term of the certificate of incorporation (or other charter document) or by-laws of the Company or violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on the Company or to which any of their respective operations, businesses, properties, or assets are subject.

               (xi) The Preferred Stock to be offered hereunder and the Common Stock underlying the Preferred Stock and those of the Warrants are validly authorized and, when issued and delivered in accordance with this Agreement, will be validly issued, fully paid, and nonassessable and will not be issued in violation of any preemptive rights of stockholders. The Preferred Stock and the Common Stock conform to all statements relating thereto contained in the Registration Statement or the Prospectus.

               (xii) Neither the Company nor any of its officers, directors, or affiliates (as defined in the Regulations), has taken or will take, directly or indirectly, any action designed to stabilize or manipulate the price of any security of the Company, or which has caused or resulted in, or which might in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company, to facilitate the sale or resale of the Preferred Stock hereunder.

               (xiii) The Company has obtained from each of its directors, officers and 5% stockholders a written agreement that for a period terminating ninety (90) days after the termination of the Offering Period, without your prior written consent, offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any security or other instrument which by its terms is convertible into, exercisable for, or exchangeable for shares of Common Stock, except
          (a) as set forth in the  Prospectus,  (b) in a private  transaction or
          (c) in a transaction with a non U.S. national or resident, outside the U.S. or its territories.

               (xiv) On the Effective Date the Company shall have complied with the requirements of the NASD with respect to the Offering.

3.   Covenants of the Company.
     ------------------------

          The Company covenants that it will:

               (i) Use its best efforts to cause the Registration Statement to become effective as promptly as possible and notify you immediately, and confirm such notice in writing, (A) when the Registration Statement and any post-effective amendment thereto become effective,
          (B) of the receipt of any comments from the Commission or the "blue sky" or securities authority of any jurisdiction regarding the Registration Statement, any post-effective amendment thereto, the Prospectus, or any amendment or supplement thereto, and (C) of the receipt of any notification with respect to a Stop Order or the initiation or threatening of any proceeding with respect to a Stop Order. The Company will use its best efforts to prevent the issuance of any Stop Order and, if any Stop Order is issued, to obtain the lifting thereof as promptly as possible.

               (ii) During the time when a prospectus relating to the Preferred Stock and the underlying Common Stock is required to be delivered hereunder or under the Act or the Regulations, the Company shall comply so far as it is able with all requirements imposed upon it by the Act, as now existing and as hereafter amended, and by the Regulations, as from time to time in force, so far as necessary to permit the continuance of sales of or dealings in the Preferred Stock in accordance with the provisions hereof and the Prospectus. If, at any time when a prospectus relating to the Preferred Stock is required to be delivered hereunder or under the Act or the Regulations, any event shall have occurred as a result of which, in the reasonable opinion of counsel for the Company, the Registration Statement or the Prospectus as then amended or supplemented contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or if, in the opinion of such counsel, it is necessary at any time to amend or supplement the Registration Statement or the Prospectus to comply with the Act or the Regulations, the Company will immediately notify the Underwriter and promptly prepare and file with the Commission an appropriate amendment or supplement (in form and substance satisfactory to the Representative) which will correct such statement or omission or which will effect such compliance and will use its best efforts to have any such amendment declared effective as soon as possible.

               (iii) Deliver without charge to the Underwriter, as soon as the Registration Statement, or any amendment thereto, becomes effective or a supplement is filed, two copies of the executed Registration Statement, including exhibits, and any amendment thereto, as the case may be, and two copies of any supplement thereto, and such number of copies of the Prospectus, the Registration Statement, and amendments and supplements thereto, if any, without exhibits, as the Underwriter may request for the purposes contemplated by the Act.

               (iv) Endeavor in good faith, in cooperation with the Underwriter, at or prior to the time the Registration Statement becomes effective, to qualify the Preferred Stock for offering and sale under the "blue sky" or securities laws of such jurisdictions as you may designate subject to the Company's prior approval; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Company would be subject to service of general process or to taxation as a foreign corporation doing business in such jurisdiction to which it is not then subject. In each jurisdiction where such qualification shall be effected, the Company will, unless you agree in writing that such action is not at the time necessary or advisable, file and make such statements or reports at such times as are or may be required by the laws of such jurisdiction.

               (v) File no amendment or supplement to the Registration Statement or Prospectus at any time, whether before or after the effective date of the Registration Statement, unless such filing shall comply with the Act and the Regulations and unless the Underwriter shall previously have been advised of such filing and furnished with a copy thereof.

               (vi)  Comply  with  all  registration,   filing,   and  reporting
          requirements of the Exchange Act, which may from time to time be applicable to the Company.

               (vii) Comply with all provisions of all undertakings contained in the Registration Statement.

               (viii) File timely and accurate reports on Form SR with the commission in accordance with Rule 463 of the Regulations or any successor provision.

               (ix) If the principal stockholders, officers, or directors of the Company are required by the "blue sky" or securities authority of any jurisdiction requested by the Underwriter pursuant to Section 3(a)(iv) to escrow or agree to restrict the sale of any security of the Company owned by them for the Company to qualify or register the Preferred Stock for sale under the "blue sky" or securities laws of any such jurisdiction, cause each such person to escrow or restrict the sale of such security on the terms and conditions and in the form specified by the securities administrator of such jurisdiction.

4.   Payment of Expenses.
     -------------------

          The Company agrees to pay all expenses in connection with (a) the preparation, printing and filing of the Registration Statement and the Prospectus, including the cost of all copies of the Prospectus and any amendments or supplements thereto supplied to the Underwriter in quantities as hereinabove stated, (b) the issuance, sale, transfer, and delivery of the Preferred Stock, including any transfer or other taxes payable thereon,
     (c) subject to the Company's prior approval, the qualification of the Preferred Stock and underlying Common Stock under state or foreign "blue sky" or securities laws, including the costs of printing the preliminary and final "Blue Sky Survey, " (d) the filing fees payable to the Commission, the National Association of Securities Dealers, Inc. (the "NASD"), and the jurisdictions in which such qualification is sought, and
     (e) the disbursements in connection therewith relating to all filings with the NASD.

5.   Conditions of the Underwriters' Obligations.
     -------------------------------------------

          The obligation of the Underwriter to offer and sell the Preferred Stock as agent for the Company on a best efforts basis, as provided herein, shall be subject, in its discretion, to the continuing accuracy of the representations and warranties of the Company contained herein and in each certificate and document contemplated under this Agreement to be delivered to the Underwriter, as of the date hereof and as of the Closing Date, to the performance by the Company of its obligations hereunder, and to the following conditions:

          (a) The Registration Statement shall have become effective not later than 6:00 P.M., New York City Time, on or before the date of execution of this Agreement or such other date and time as shall be consented to in writing by the Underwriter.

          (b) At the time this Agreement is executed and at the Closing Date, you shall have received the favorable opinion of Heller, Horowitz & Feit, P.C., counsel for the Company, dated the date of delivery, addressed to the Underwriter, to the effect that:

               (i) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada. The Company is duly qualified to do business and are in good standing in every jurisdiction in which its ownership, leasing, licensing, or use of property and assets or the conduct of its business makes such qualification necessary;

               (ii) The authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, none of which are issued or outstanding, and 30,000,000 shares of Common Stock, of which 12,815,510 shares were issued and outstanding on September 30, 2001. Each outstanding share of Common Stock is validly authorized, validly issued, fully paid, and nonassessable, free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders' agreements, and voting trusts, except as set forth in the Prospectus. Except as disclosed in the Prospectus, to the knowledge of such counsel, there is no commitment, plan, or arrangement to issue, and no outstanding option, warrant, or other right calling for the issuance of, any share of capital stock of the Company or any security or other instrument which by its terms is convertible into, exercisable for, or exchangeable for capital stock of the Company, except as may be properly described in the Prospectus;

               (iii) To the knowledge of counsel, the Company is not in violation or breach of, or in default with respect to, any material provision of its certificates of incorporation (or other charter document) or by-laws;

               (iv) The Company has all requisite power and authority to execute, deliver, and perform this Agreement. All necessary corporate proceedings of the Company have been taken to authorize the execution, delivery, and performance of this Agreement by the Company. This Agreement has been duly authorized, executed, and delivered by the Company, is the legal, valid, and binding obligation of the Company, and (subject to applicable bankruptcy, insolvency, and other laws affecting the enforceability of creditors' rights generally) is enforceable as to the Company in accordance with its terms;

               (v) The Preferred Stock to be sold by the Company in this Offering and the Common Stock underlying the Preferred Stock and those of the Warrants will be validly authorized and, when issued and delivered in accordance with this Agreement, will be validly issued, fully paid, and nonassessable and will not be issued in violation of any preemptive rights of stockholders; and

               (vi) The Registration Statement shall have become effective under the Act. To the knowledge of such counsel, no Stop Order has been issued and no proceedings for that purpose have been instituted or threatened in writing.

          Such  opinions  may  contain  such  qualifications,   exceptions,  and
     assumptions and may rely upon such matters or other opinions as may be agreed upon by the Underwriters and the counsel rendering the opinion.

          (c) At the Closing Date, you shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that as of the date of this Agreement and as of the Closing Date, the representations and warranties of the Company contained herein were and are accurate, and that as of the Closing Date the obligations to be performed by the Company hereunder on or prior thereto have been fully performed.

          (d) All proceedings taken in connection with the issuance, sale, transfer and delivery of the Common Stock shall be satisfactory in form and substance to the Underwriter.

          (e) The NASD, upon review of the terms of the public offering of the Common Stock, shall not have objected to the Underwriter's participation in such offering.

          Any certificate or other document signed by any officer of the Company and delivered to the Underwriter or its counsel shall be deemed a representation and warranty by the Company hereunder to the Underwriter as to the statements made therein. If any condition to the Underwriters' obligations hereunder to be fulfilled prior to or at the Closing Date is not so fulfilled, the Underwriter may terminate this Agreement or, if the Underwriter so elects, in writing waive any such conditions which have not been fulfilled or extend the time for their fulfillment.

6.   Indemnification and Contribution.
     --------------------------------

          (a) Subject to the conditions set forth below, the Company agrees to indemnify and hold harmless the Underwriter and its officers, directors, partners, employee's, agents, and counsel, and each person, if any, who controls the Underwriters within the meaning of Section 15 of the Act or
     Section 20(a) of the Exchange Act, against any and all loss, liability, claim, damage, and expense whatsoever (which shall include, for all purposes of this Section 6, but not be limited to reasonable attorneys' fees and any and all reasonable expense incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever and any and all amounts paid in settlement of any claim or litigation) as and when incurred arising out of, based upon, or in connection with (i) any untrue statement or alleged untrue statement of a material fact contained (A) in the Registration Statement or the Prospectus

     (as amended and supplemented from time to time), or any amendment or supplement thereto or (B) in any application or other document or
     communication   (in  this  Section  6   collectively   referred  to  as  an
     "application") executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Preferred Stock and the underlying Common Stock under the "blue sky" or securities laws thereof or filed with the Commission or any securities exchange; or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon and in conformity with written information furnished to the Company as stated in Section 6(b) with respect to you expressly for inclusion in the Prospectus, or any amendment or supplement thereto, or in any application, as the case may be, or (ii) any breach of any material representation, warranty, covenant, or agreement of the Company contained in this Agreement. The foregoing agreement to indemnify shall be in addition to any liability the Company may otherwise have, including liabilities arising under this Agreement.

          (b) The Underwriter agrees to indemnify and hold harmless the Company, each director of the Company and each officer of the Company who shall have signed the Registration Statement, and each other person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act, to the same extent as the foregoing indemnity from the Company to the Underwriter in Section 6(a), but only with respect to statements or omissions, if any, made in the Registration Statement, or the Prospectus (as from time to time amended and supplemented), or any amendment or supplement thereto, or in any application in reliance upon and in conformity with written information furnished to the Company as stated in this Section 6(b) with respect to the Underwriter expressly for inclusion in any Preliminary Prospectus, the Registration Statement, or the Prospectus, or any amendment or supplement thereto, or in any application, as the case may be; provided, however, that the obligation of the Underwriter to provide indemnity under the provisions of this Section 6(b) shall be limited to the amount which represents the product of the number of shares of Preferred Stock sold by the Underwriter as agent for the Company hereunder and the public offering price of the Preferred Stock sold by the Underwriter to the public hereunder. For all purposes of this Agreement, the amounts of the Underwriter's commission, any concession or re-allowance and the information set forth under "Underwriting" set forth in the Prospectus constitute the only information furnished in writing by or on behalf of the Underwriter expressly for inclusion in the Registration Statement or the Prospectus (as from time to time amended or supplemented), or any amendment or supplement thereto, or in any application, as the case may be.

          (c) If any action is brought against the Underwriter or the Company or any of their officers, directors, partners, employees, agents, counsel, or controlling persons (an "indemnified party") in respect of which indemnity may be sought against any other party hereto pursuant to the foregoing paragraphs, such indemnified party or parties shall promptly notify all the parties (the "indemnifying parties") against whom indemnification is to be sought in writing of the institution of such action (but the failure so to notify shall not relieve the indemnifying parties from any liability they may have other than pursuant to this Section 6(d)) and the indemnifying parties shall promptly assume the defense of such action, including the employment of counsel (satisfactory to such indemnified party or parties) and payment of expenses. Such indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying parties in connection with the defense of such action or the indemnifying parties shall not have promptly employed counsel satisfactory to such indemnified party or parties to have charge of the defense of such action or such indemnified party or parties shall have reasonably concluded that there may be one or more legal defenses available to it or them or to other indemnified parties which are different from or additional to those available to one or more of the indemnifying parties, in any of which events such fees and expenses shall be borne by the indemnifying parties and the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties. Anything in this paragraph to the contrary notwithstanding, no indemnifying party shall be liable for any settlement of any such claim or action effected without its written consent. In addition, the Company and the Selling Stockholder agree promptly to notify the Underwriter of the commencement of any litigation or proceedings against the Company or any of its officers or directors in connection with the sale of the Common Stock, the Registration Statement, or the Prospectus, or any amendment or supplement thereto, or any application.

          (d) To provide for just and equitable contribution, if (i) an indemnified party makes a claim for indemnification pursuant to Section 6(a), 6(b), or 6(c) (subject to the limitations thereof) but it is found in a final judicial determination, not subject to further appeal, that such indemnification may not be enforced in such case, even though this Agreement expressly provides for indemnification in such case or (ii) any indemnified or indemnifying party seeks contribution under the Act, the Exchange Act, or otherwise, then the Company (including for this purpose any contribution made by or on behalf of any director of the Company, any officer of the Company who signed the Registration Statement, any controlling person of the Company as one entity and the Underwriter, in the aggregate (including for this purpose any contribution by or on behalf of an indemnified party) as a second entity, shall contribute to the losses, liabilities, claims, damages, and expenses whatsoever to which any of them may be subject, so that the Underwriter is responsible for the proportion thereof equal to the Underwriter's commission on the sale of shares of the Preferred Stock hereunder, and the Company is responsible for the remaining portion based upon the proceeds received or which may have been received as a result of this Offering; provided, however, that if applicable law does not permit such allocation, then other relevant equitable considerations such as the relative fault of the Company and you in the aggregate in connection with the facts which resulted in such losses, liabilities, claims, damages, and expenses shall also be considered. The relative fault, in the case of an untrue statement, alleged untrue statement, omission, or alleged omission, shall be determined by, whether such statement, alleged statement, omission, or alleged omission relates to information supplied by the Company, or by you. The Company and you agree that it would be unjust and inequitable if the respective obligations of the Company and you for contribution were determined by pro rata or per capita allocation of the aggregate losses, liabilities, claims, damages, and expenses (even if you and the other indemnified parties were treated as one entity for such purpose) or by any other method of allocation that does not reflect the equitable considerations referred to in this Section 6(e). No person guilty of a fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. For purposes of this Section 6(e), each person, if any, who controls you within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and each officer, director, partner, employee, agent, and your counsel shall have the same rights to contribution as you, and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act, each officer of the Company who shall have signed the Registration Statement, and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the provisions of this Section 6(e). Anything in this Section 6(e) to the contrary notwithstanding, no party shall be liable for contribution with respect to the settlement of any claim or action effected without its written consent. This Section 6(e) is intended to supersede any right to contribution under the Act, the Exchange Act, or otherwise.

7.   Representations and Agreements to Survive Delivery.
     --------------------------------------------------

          All representations, warranties, covenants, and agreements contained in this Agreement shall be deemed to be representations, warranties, covenants, and agreements at the Closing Date, and such representations, warranties. covenants, and agreements of the Underwriter and the Company, including the indemnity and contribution agreements contained in Section 6, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriter or any indemnified person, or by or on behalf of the Company, or any person or entity which is entitled to be indemnified under Section 6(b), and shall survive termination of this Agreement or the delivery of the Common Stock to the purchasers thereof.

8.   Effective Date of This Agreement and Termination Thereof.
     --------------------------------------------------------

          (a) This Agreement shall become effective at 10:00 A.M., New York City Time, on the first full business day following the day on which the Registration Statement becomes effective. The Underwriter or the Company may prevent this Agreement from becoming effective without liability of any party to any other party, except as noted below in this Section 8, by giving the notice indicated in Section 8(d) before the time this Agreement becomes effective.

          (b) The Underwriter shall have the right to terminate this Agreement at any time prior to the Closing Date by giving notice to the Company if any domestic or international event, act, or occurrence has materially in disrupted, or in the opinion of the Underwriter will in the immediate future materially disrupt, the securities markets; or if there shall have been a general suspension of, or a general limitation on prices for, trading in securities on NASDAQ; or if there shall have been an outbreak of major hostilities or other national or international calamity; or if a banking moratorium has been declared by a state or federal authority; or if a moratorium in foreign exchange trading by major international banks or persons has been declared; or if there shall have been a material interruption in the mail service or other means of communication within the United States; or if the Company shall have sustained a material or substantial loss by fire, flood, accident, hurricane, earthquake, theft, sabotage, or other calamity or malicious act which, whether or not such loss shall have been insured, will, in the opinion of the Underwriter, make it inadvisable to proceed with the offering; or if there shall have been such change in the market for the Company's securities or securities in general or in political, financial, or economic conditions as in the judgment of the Underwriter makes it inadvisable to proceed with the public offering on the terms contemplated by the Prospectus.

(c) If the Underwriter elects to prevent this Agreement from becoming effective, as provided in this Section 8, or to terminate this Agreement, the Underwriter shall notify the Company promptly by telephone, telex, or telegram, confirmed by letter. If, as so provided, the Company elects to prevent this Agreement from becoming effective or to terminate this Agreement, the Company shall notify the Underwriter promptly by telephone, telex, or telegram, confirmed by letter.

9.   Notices.
     -------

          All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and, if sent to you shall be mailed, certified mail, return receipt requested, delivered personally or by messenger, or via facsimile with fax confirmation of receipt or if by letter, to you at Chatsworth Securities LLC, 95 East Putnam Ave., Greenwich, CT 06830, Attention: Joel Matcovsky; or if sent to the Company, at Trimedyne, Inc., 15091 Bake Pkwy., Irvine, CA 92618, Attention: Marvin
     P. Loeb, Chairman, with a copy to Heller, Horowitz & Feit, P.C., 292 Madison Avenue, New York, , New York 10017, Attention: Richard F. Horowitz, Esq., Facsimile No.: (212) 696-9459. Either party hereto may change its address by written notice to the other party.

10.  Construction.
     ------------

          This Agreement shall be construed in accordance with the laws of the State of New York, without giving effect to conflict of laws. Time is of the essence in this Agreement.

11.  Acknowledgments.
     ---------------

          The parties hereto acknowledge, understand and accept that Heller, Horowitz & Feit, P.C. have acted as counsel to the Company in connection with all legal matters relating to the Offering described in Section 1 of this Agreement.


          If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

                                             Very truly yours,

                                             The "Company"
                                             Trimedyne, Inc.

                                          By:_______________________________
                                             Marvin P. Loeb
                                             Chairman and CEO

Accepted as of the date first above written.

The "Underwriter"

CHATSWORTH SECURITIES LLC

        By:__________________________________

Print Name:__________________________________

     Title:__________________________________

      Date:__________________________________

                                                             Exhibit 5

                   [HELLER, HOROWITZ & FEIT, P.C., LETTERHEAD]

Trimedyne, Inc.                                              October 8, 2001
15091 Bake Parkway
Irvine, CA 92618

Gentlemen:

         As counsel for your Company, we have examined your certificate of incorporation, by-laws, and such other corporate records, documents and proceedings and such questions of laws we have deemed relevant for the purpose of this opinion.

         We have also, as such counsel, examined the Registration Statement (the "Registration Statement") of your Company on Form S-2, covering the registration under the Securities Act of 1933 of up to 400,000 Shares of Preferred Stock, $10.00 par value, of the Company ("Preferred Stock") and the underlying 4,000,000 shares of Common Stock, $0.01 par value ("Common Stock").

         Our review has also included the exhibits and form of prospectus for the issuance of such securities (the "Prospectus") filed with the Registration Statement.

         On the basis of such examination, we are of the opinion that:

         1. The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Nevada, with corporate power to conduct its business as described in the Registration Statement.

         2. The Company has an authorized capitalization of 30,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.

         3. The Preferred Stock and the underlying Common Stock have been duly and validly authorized and, upon the issuance thereof, will be duly and validly issued as fully paid and non-assessable.

         We hereby consent to the use of our name in the Registration Statement and Prospectus and we also consent to the filing of this opinion as an exhibit thereto.

                                            Very truly yours,



                                            HELLER, HOROWITZ & FEIT, P.C.

                                                             Exhibit 23 (a)

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-2 of our report dated January 3, 2001 appearing on page F-2 of the Trimedyne, Inc. Annual Report on Form 10-KSB for the year ended September 30, 2000.

/s/MCKENNON, WILSON & MORGAN, LLP__
----------------------------------------
MCKENNON, WILSON & MORGAN, LLP.
Irvine, California
September 4, 2001